UTIME LIMITED

7TH FLOOR BUILDING 5A

SHENZHEN SOFTWARE INDUSTRY BASE

NANSHAN, SHENZHEN, PRC 518061

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eranga Dias

April 30, 2024

Re:	UTime Limited
Registration Statement on Form F-3 (File No. 333-278912)
Initially Filed April 24, 2024
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UTime Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 9:00 a.m. ET on May 3, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Hengcong Qiu
Name: Hengcong Qiu
Title: Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC